Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

January 14, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,820,125

UPDATE ON PROCESS WITH BROOKFIELD

Vancouver, BC – January 14, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) wishes to announce an update to its efforts with both Brookfield Renewable Energy Partners L.P. (“Brookfield”) and Western Wind’s sales process.

Western Wind is in the unique position of being both a substantial renewable energy producer and a public company. The vast majority of the plus 55,000 megawatts of installed wind capacity in North America are owned by private companies or subsidiaries of regulated utilities. Under an optimium and less complex private company sales process, assets similar to that of Western Wind, take, from initiation to completion of sale, at least 9 - 12 months. In fact, Brookfield’s adjoining wind farm (to Windstar) went through a two year sales process before Brookfield purchased the remaining 50% interest. Western Wind has had the added delay of a three month proxy battle and has had to deal with the “wet blanket” interference of an ongoing hostile bid from Brookfield.

Western Wind is in charge of running this expeditious sales process on behalf of all the stakeholders and cannot give preferential treatment to an insider. Brookfield’s interest is in opposition to that of the rest of the shareholders as it logically seeks to acquire the remaining 84% of the Company at the lowest possible price. The date of January 28th, or any other date presented by Brookfield, is only relative to Brookfield’s self aligned interest and does not serve to benefit an increased price offer.

Page | 1

With reference to comments from the CEO of Brookfield Renewable Energy Partners, specifically Richard Legault’s commentary describing our recent credit facility of $25 million and the 400,000 share purchase warrants exercisable at $2.50 per share issued as a bonus to the lender, it is imporant to note that this was negotiated prior to the sales process. More importantly, Mr. Legault should have provided our shareholders in the Brookfield press release or in its offer circular more details about the extensive prior dealings and negotiations between Brookfield and Western Wind that led to a financing term sheet proposal in October 2011 from an affiliate of Brookfield. In that proposed term sheet, Brookfield offered to lend $60 million to Western Wind in two phases: a first phase of $25 million and a second phase of $35 million. In addition to fees and interest exceeding 13%, Brookfield requested a bonus of 15% of the entire Company in the form of 9 million share purchase warrants at a price indicative of the share price in October, 2011.

Western Wind rejected the above Brookfield offer, even after the request by Brookfield was reduced to 6 million share purchase warrants.

Regarding Mr. Legault’s comment that “the Brookfield offer was made without due dilegence”, nothing could be further from the truth. Principally, in the fall of 2011, Western Wind met with representatives of Brookfield and its affiliates a number of times concerning the business of Western Wind and how the two companies might work together. At which time, extensive confidential material non-public information about Western Wind was provided. Those meetings lead to the financing proposal referred to earlier in this press release. Western Wind has requested that the Ontario Securities Commission review the conduct of Brookfield and consider whether Brookfield should have provided a valuation opinion along with its offer. It is Western Wind’s view that a valuation opinion should have been provided in connection with the Brookfield offer.

Our strategy going forward is to complete financial close on Yabucoa as this event will add substantial value to the shareholders of Western Wind. Financial close by our lending group is deemed to have removed all the risks associated with the project and implies a substantial increase in value. This facilitates not only attracting a much better price for the company as a whole, but an even greater price by the splitting of assets to multiple buyers.

Additionally, Western Wind’s four operating projects bring in enough revenue every month to substantially reduce debt and increase shareholder value. Western Wind will be sold in an expeditious and sound manner and time is on the side of the Western Wind shareholder.

We strongly believe in Mr. Legault’s objective of having a Board supported approval of an acceptable Western Wind bid and the door is still wide open between Brookfield and Western Wind.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is an independent vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity

Page | 2

operating in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

Western Wind owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge, both in Tehachapi, and the 30MW Mesa facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the value of a potential sale of the Company based on expressions of interest received from auction participants, alternative sales discussions with third parties and potential transactions resulting from such discussions. The forward-looking statements included in this press release are based on reasonable assumptions, including that the expressions of interest and discussions with third parties may result in a higher potential sales price and

Page | 3

that the Company will be able to successfully negotiate and complete a sale with a third party. Factors that may cause results to vary from anticipations include the risk that the Company may not be able to successfully negotiate a sale on terms more favourable than pursuant to the Offer and even if it is able to negotiate such a sale, that may not be able to satisfy applicable conditions, including receipt of requisite approvals, or complete the transaction. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future outcomes and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

Page | 4